EXHIBIT 1(g)

                                November 22, 1999

The Board of Directors
Shorewood Packaging Corporation
277 Park Avenue
New York NY  10172

Ladies and Gentlemen:

We were disappointed to learn of your rejection of our fully-financed proposal to acquire Shorewood at $16.50 per share, representing a substantial premium to your current market price. We continue to believe that a combination of our businesses under Chesapeake's leadership would be in the best interests of our respective shareholders, employees and customers.

Your President, Mr. Liebman, was quoted in THE WALL STREET JOURNAL as saying that you are prepared to consider an offer at the "right price." While we believe that our $16.50 proposal represents a full valuation, we wish to reiterate that we are prepared to commence immediate good faith negotiations regarding our proposal. Our offer is based on publicly available information, and we remain open to the possibility that we may be able to increase our offer with appropriate due diligence and access to your business plan. We also stand ready to discuss alternatives to an all-cash structure that may offer a tax-advantaged alternative for your shareholders.

Given the importance to your stockholders of our continued interest and our willingness to negotiate price and structure, we are issuing a press release today concerning the subject of this letter.

We look forward to your prompt response, and to commencing good faith negotiations regarding our proposal.

                                   Sincerely,


                                  /s/ Thomas H. Johnson
                                  ---------------------
                                  Thomas H. Johnson


THJ:shh

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